Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated June 8, 2022

Relating to Preliminary Prospectus Supplement dated June 8, 2022 and

Prospectus dated June 1, 2020

Registration No. 333-236574 and 811-22432

Oxford Lane Capital Corp.

7.125% Term Preferred Stock

Final Pricing Term Sheet
June 8, 2022

The following sets forth the final terms of the 7.125% Term Preferred Stock and should only be read together with the preliminary prospectus supplement dated June 8, 2022, together with the accompanying prospectus dated June 1, 2020, relating to the Shares (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Oxford Lane Capital Corp.

Title of the Securities:	7.125% Term Preferred Stock (the “Shares”)

Number of Shares Being Offered:	2,400,000 Shares

Settlement and Delivery Date:	June 16, 2022 (T+5)

Option to Purchase Additional Shares: Initial Public Offering Price:	Up to an additional 360,000 Shares within 30 days $25.00 per Share

Underwriting Discount:	$0.78125 per Share; $1,875,000 (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, before Expenses:	$24.21875 per Share; $58,125,000 total (assuming the over-allotment option is not exercised)

Dividend Rate:	7.125% per annum of the $25.00 liquidation preference ($1.78125 per Share)

Day Count:	30/360

Date Dividends Start Accruing:	June 16, 2022

Dividend Payment Dates:	Last business day of each month, when, and if declared by the Board of Directors out of funds legally available for payment, beginning July 29, 2022.

Dividend Periods:	The initial dividend period will be the period from and including June 16, 2022, to, but excluding, the initial dividend payment date (July 29, 2022), and monthly thereafter.

Dividend Record Dates	The date designated by the Board of Directors that is not less than 10, nor more than 20, calendar days prior to the applicable payment date.

Optional Redemption:

The Shares may be redeemed in whole or in part at any time or from time to time at Issuer’s option on or after June 30, 2024 upon not less than 30 days nor more than 45 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price of 100% of the Liquidation Preference of the Shares to be redeemed plus accrued and unpaid dividend payments otherwise payable thereon for the then-current monthly dividend period accrued to the date fixed for redemption.

Listing:	The Shares are expected to be listed on the NASDAQ Global Select Market, within 30 days of the original issue date.

CUSIP / ISIN:	691543 870/US6915438708

Joint Book-Running Managers:	Ladenburg Thalmann & Co. Inc. B. Riley Securities, Inc. William Blair & Company, L.L.C.

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The Pricing Term Sheet, the Preliminary Prospectus, and the pricing press release are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Shares referred to in this press release in any jurisdiction where such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

A shelf registration statement relating to these securities is on file with and has been declared effective by the U.S. Securities and Exchange Commission. The offering may be made only by means of a prospectus and a related preliminary prospectus supplement, copies of which may be obtained from Ladenburg Thalmann & Co., Inc. 640 Fifth Avenue, 4th Floor, New York, NY 10019 or 1-800-573-2541, or prospectus@ladenburg.com.

Investors are advised to carefully consider the investment objective, risks and charges and expenses of the Company before investing. The preliminary prospectus supplement, dated June 8, 2022, and the accompanying prospectus, dated June 1, 2020, each of which has been filed with the Securities and Exchange Commission, contain a description of these matters and other important information about the Company and should be read carefully before investing.